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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from to

Commission File No. 1-11402

Cendant Corporation
Employee Savings Plan
(Full title of the Plan)

Cendant Corporation
(Name of issuer of the securities held pursuant to the Plan)

9 West 57th Street
New York, New York 10019
(Address of principal executive office)

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500, Part IV, Schedule H, line 4i—Schedule of Assets (Held At End of Year) as of December 31, 2002	9
SIGNATURES	10
EXHIBIT INDEX:	11
Consent of Deloitte & Touche LLP
Certification

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of Cendant Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cendant Corporation Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 27, 2003

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at contract value	$152,782,603	$87,868,153
Investments, at fair value	367,458,949	357,342,305

Total investments	520,241,552	445,210,458

Receivables:
Participant contributions	2,386,537	—
Employer contributions	1,536,639	—
Interest and dividends	99,378	92,503
Transfer in of net assets of merged plans	300,405,323	42,079,063

Total receivables	304,427,877	42,171,566

NET ASSETS AVAILABLE FOR BENEFITS	$824,669,429	$487,382,024

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS:
Interest and dividends	$10,856,454

Contributions:
Participants	62,553,821
Employer	42,675,529
Rollovers	4,305,414

Total contributions	109,534,764

Net assets transferred in during the year, net	78,556,196

Other income	2,072,038

Total additions	201,019,452

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	110,230,729
Benefits paid to participants	53,820,016
Administrative expenses	86,625

Total deductions	164,137,370

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	36,882,082
NET ASSETS TO BE TRANSFERRED FROM MERGED PLANS	300,405,323
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	487,382,024

END OF YEAR	$824,669,429

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

  The following description of the Cendant Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Cendant Corporation (the "Company" or the "Plan Sponsor"), for a more complete description of the Plan's provisions.

  The Plan is a defined contribution plan established for certain eligible employees of the Company that provides Internal Revenue Code (the "IRC") Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 ("ERISA"). Merrill Lynch Trust Company is the Plan's trustee (the "Trustee"). The Plan was amended effective January 1, 2001 to reflect the provisions required by the Uruguay Round Agreements Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997 and other recent tax law changes.

  Additionally, pursuant to the Board of Directors' resolutions, the Plan was amended during 2002 and 2001 to allow for existing plans of businesses acquired by the Company to be combined into the Plan. During 2002, the net assets of certain participants associated with the Avis Voluntary Investment Savings Plan were merged into the Plan. Accordingly, assets totaling $102 million were transferred into the Plan from the Avis Voluntary Investment Savings Plan during 2002 (reflected within the net assets transferred in during the year, net line item on the Statement of Changes in Net Assets Available for Benefits). Additionally, effective December 2002, the net assets associated with the The Trip.com 401(k) Plan, the Trendwest Resorts, Inc. 401(k) Plan, the Equivest Finance, Inc. Retirement Savings Plan, the NRT Inc. 401(k) Retirement Savings Plan, the DeWolfe Companies Employee Retirement Plan, the Adventure Resorts Realty, Inc. 401(k) Plan, the Galileo International Savings and Investment Plan, the Sunshine Group, LTD 401(k) Plan and the St. Joe Real Estate Services 401(k) Plan were merged into the Plan. However, the net assets associated with these plans had not been received by the Trustee until after December 31, 2002. As such, net assets in the amount of $300.4 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2002, as follows:

Merged Plan Name	Net Transfer Receivable
Trip.com 401(k) Plan	$878,525
Trendwest Resorts, Inc. 401(k) Plan	29,571,008
Equivest Finance, Inc. Retirement Savings Plan	3,361,181
NRT Inc. 401(k) Retirement Savings Plan	99,053,488
DeWolfe Companies Employee Retirement Plan	6,919,235
Adventure Resorts Realty Inc. 401 (k) Plan	155,420
Galileo International Savings and Investment Plan	153,011,733
Sunshine Group, LTD 401(k) Plan	622,467
St. Joe's Real Estate Services 401(k) Plan	6,832,266

Total	$300,405,323

  During 2001, the net assets associated with the following plans were merged into the Plan. However, the net assets associated with these plans had not been received by the Trustee until after December 31, 2001. As such, net assets in the amount of $42.1 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2001, as follows:

Merged Plan Name	Net Transfer Receivable
Cheap Tickets, Inc. 401(k) Retirement Savings Plan	$2,362,187
Highwire, Inc. 401(k) Savings Plan and Trust	438,362
Fairfield Resorts, Inc. Savings/Profit Sharing Plan	38,280,945
Axiom Financial, Inc. 401(k) Retirement Plan	57,618
RMR Financial 401(k) Profit Sharing Plan	939,951

Total	$42,079,063

  In April 2002, net assets of $23 million were transferred from the Plan to the Trilegiant Corporation Employee Savings Plan in connection with Cendant's outsourcing arrangement with Trilegiant Corporation. Such amount is reflected within the net assets transferred in during the year, net line item on the Statement of Changes in Net Assets Available for Benefits.

  The following is a summary of certain Plan provisions:

  Eligibility—Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan on the entry date following the attainment of age 18.

  Participant contributions—Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation up to the statutory maximum of $11,000 for 2002. Participants may change their investment allocations between funds on a daily basis. Participants should refer to each fund's prospectus for a more complete description of the risks associated with each fund.

  Discretionary employer contributions—The Company makes contributions to the Plan equal to 100% of each eligible participants' salary deferral up to 6% of such participants' eligible compensation.

  Rollovers—All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with the Internal Revenue Service (the "IRS") regulations.

  Vesting Schedule—At any time, participants are 100% vested in their pre-tax contributions. Effective, January 1, 2002, all employer contributions are fully vested. Employer contributions credited to the accounts of participants between January 1, 1998 and December 31, 2001, vest as shown in the following schedule:

Years of Service	Interest Vested
Less than 1	0%
1	34%
2	67%
3	100%

  Employer contributions credited to the accounts of participants who commenced employment prior to January 1, 1998 are 100% vested in such contributions.

  Loan provision—Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $1,000. The loans are secured by the participant's vested account balance and bear interest at a rate commensurate with the prime rate plus one percent. Loan repayments must be made through payroll deductions over a term not to exceed 5 years unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Principal and interest is paid ratably through periodic payroll deductions.

  Participant accounts—Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Benefits paid to participants—Participants are entitled to withdraw all or any portion of their vested balance. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts payable to participants who have terminated participation in the Plan were approximately $1,061,564 and $681,000 at December 31, 2002 and 2001, respectively.

  Forfeited accounts—Forfeited balances of participants' non-vested accounts shall first be used to pay plan expenses, if any, and then to decrease employer contributions. During 2002, forfeited account balances were approximately $1,362,304. In 2002, employer contributions were reduced by approximately $1,191,488 from the forfeited non-vested accounts.

  Administrative expenses—All administrative expenses of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

  Cash and Cash Equivalents—The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are included within the investments, at fair value line item on the Statement of Net Assets Available for Benefits.

  Valuation of Investments and Income Recognition—The Plan's investments, with the exception of the Merrill Lynch Retirement Preservation Trust and the Stable Value Fund discussed in Note 5, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  The Plan's group annuity contract (Merrill Lynch Retirement Preservation Trust and, in 2001, the Stable Value Fund) is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affected the amounts reported and related disclosures. Actual results could differ from those estimates.

  Risks and Uncertainties—The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.     INVESTMENTS

  The following table presents investments that represent five percent or more of the Plan's net assets available for benefits as of December 31:

2002
Merrill Lynch Retirement Preservation Trust	$152,782,603
PIMCO Total Return Fund	43,344,667
2001
Stable Value Fund	$85,686,264
Cendant Corporation Common Stock Fund	72,947,599
Merrill Lynch Equity Index Trust	47,209,658
Aim Charter Fund	33,033,842

  During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value, as follows:

2002
Cendant Corporation Common Stock Fund	$(32,572,370)
Mutual funds	(67,667,967)
Common/collective Trusts	(9,990,392)

$(110,230,729)

4.     FEDERAL INCOME TAX STATUS

  The IRS determined and informed the Company by letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.

5.     INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

  The Stable Value Fund and the Merrill Lynch Retirement Preservation Trust primarily invest in investment contracts providing a guaranteed return on principal invested over a specified time period. During 2002, investments in the Stable Value Fund were transferred to the Merrill Lynch Retirement Preservation Trust. All investment contracts in the Merrill Lynch Retirement Preservation Trust are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest. The contract value of the Merrill Lynch Retirement Preservation Trust at December 31, 2002 and 2001 was $152,782,603 and $2,181,889, respectively, which approximated fair value. The contract value of the Stable Value Fund at December 31, 2001 was $85,686,264. The crediting interest rates at December 31, 2002 for various investment contracts ranged from 5.74% to 6.25%.

6.     RELATED PARTY TRANSACTIONS

  A portion of the Plan's investments are shares in funds managed by Merrill Lynch. Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

  At December 31, 2002 and 2001, the Plan held 3,686,442 and 3,719,918 shares, respectively, of Cendant Corporation common stock with a cost basis of $48,964,713 and $49,283,459, respectively. Cendant Corporation is the sponsoring employer of the Plan.

  The Plan was a member of a class of plaintiffs in a class action securities lawsuit against the Company and certain of its affiliates in connection with the Plan's purchases of Cendant common stock and the common stock of Cendant's predecessor, CUC International Inc. The Plan submitted one claim in respect of the CUC International Savings Incentive Plan (which was subsequently merged into the Plan) and another claim in respect of the Plan. In connection with an investigation of the CUC International Savings Incentive Plan's purchases of such common stock, the Company entered into an agreement with the Department of Labor pursuant to which the Company agreed to contribute to the Plan an amount equal to its damages under such lawsuit. Accordingly, in 2002, the Company contributed approximately $2 million to the Plan (reflected within other income in the Statement of Changes in Net Assets Available for Benefits), which was then allocated on a proportional basis to participants of the CUC International Savings Incentive Plan who purchased such common stock during the class period and suffered recognizable losses (reflected within benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits).

7.     PLAN TERMINATION

  Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

8.     SUBSEQUENT EVENT

  During 2003, net assets of $219.6 million were transferred into the Plan as a result of the mergers (effective December 31, 2002) described in Note 1.

  ******

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

Description	Number of shares, units or par value	Current Value
Common stock funds:
Cendant Corporation Common Stock Fund*	3,686,442	$38,633,914

Total Common stock funds		38,633,914

Common/collective trusts:
Merrill Lynch Equity Index Trust*	541,427	33,920,412
Merrill Lynch Retirement Preservation Trust*	152,782,603	152,782,603

Total Common/collective trusts		186,703,015

Mutual Funds:
Davis NY Venture Fund	1,037,892	21,733,464
ING International Value Fund	1,731,391	17,816,018
Lord Abbett Bond Debenture	190,352	1,387,666
MASS Investment Growth Stock Fund	3,615,874	33,374,521
MFS Value Fund	504,918	8,341,237
MFS Mid-Cap Growth Fund	4,207,069	23,812,008
MFS New Discovery Fund	112,918	1,290,655
Oppenheimer Capital	1,110,165	33,205,024
Oppenheimer International Growth Fund	99,897	1,090,872
Oppenheimer Developing Markets Fund	168,299	2,166,012
Oppenheimer Quest Balance Fund	842,384	10,639,307
PIMCO PEA Renaissance Fund	958,242	13,932,845
PIMCO Total Return Fund	4,062,293	43,344,667
PIMCO Capital Appreciation Fund	1,824,238	22,857,703
The Oakmark Equity and Income Fund	645,878	11,606,428
State Street Aurora Fund	989,867	25,538,562
State Street Reserve Aurora Fund	101,535	2,463,249
Victory Real Estate Investment Fund	233,450	2,880,779

Total Mutual funds		277,481,017

Other:
Loan Fund**		17,047,198
Cash and cash equivalents		376,408

Total other		17,423,606

Total		$520,241,552

*
Represents exempt party-in-interest transaction (refer to Note 6).

**
Maturity dates range from May 2003 to March 2026. Interest rates range from 4.75% to 11.5%.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Corporation Employee Savings Plan
	BY:	/s/ TERENCE P. CONLEY Terence P. Conley Executive Vice President, Human Resources Cendant Corporation
Cendant Corporation
	BY:	/s/ RONALD L. NELSON Ronald L. Nelson Chief Financial Officer Cendant Corporation
Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001
CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002
CENDANT CORPORATION EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS
CENDANT CORPORATION EMPLOYEE SAVINGS PLAN FORM 5500, PART IV, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002
SIGNATURES
EXHIBIT INDEX